Exhibit 99.55

FOR IMMEDIATE RELEASE

Thursday September 12, 2019

World’s Fastest Gamer finalists set for ultimate motorsport road trip in California chasing $1m real-world race drive

●	Ten gamers to compete for the biggest-ever prize in esports racing

●	“California Dreaming” tour to include road courses and ovals, pavement and off-road

●	Ex-F1 ace and Indy 500 legend Juan Pablo Montoya to lead judging panel

●	World’s only esports competition that blurs the lines between virtual and reality in sport

●	Watch the video at: https://youtu.be/2wESW_6DUtU

LOS ANGELES, CA (Thursday September 12, 2019) – — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF): The winner of this year’s World Fastest Gamer competition will be crowned in California after enjoying the ultimate motorsport road trip where they will experience 12 days that most gamers could only dream of.

The ten finalists are competing to earn a real-world race drive competing in Aston Martin GT cars throughout 2020 – a prize valued at more than US$1 million.

The October “California Dreaming” tour will push the gamers through an intensive set of challenges across 12 days to find the candidate considered most capable of making the transition from “gamer to racer.”

From iconic race circuits to the terrain of Yosemite National Park, this mental and psychical endurance test will separate the bedroom gamers from the future stars of motorsport.

World’s Fastest Gamer brings together the best of the best regardless of the racing game or platform they compete in. While each has shown race-winning skills in the virtual world, the ten finalists will now have to impress the judging panel which includes ex-Monaco Grand Prix, two-time Indy 500 and three-time Rolex 24 at Daytona winner, Juan Pablo Montoya; plus the inaugural winner of World’s Fastest Gamer, Rudy van Buren.

The “California Dreaming” tour will begin in Los Angeles and continue up the California coastline before finishing at Sonoma Raceway north of San Francisco on October 29.

Starting on October 18, the ten gamers will drive a variety of cars at major road courses including Sonoma Raceway, Weathertech Raceway Laguna Seca, Willow Springs Raceway and The Thermal Club.

In addition, the gamers will also test their nerve on ovals – driving NASCAR stock cars at Autoclub Speedway and even a World of Outlaws-style dirt track sprint car.

While they’ll have the walls to worry about on the ovals, the wide-open spaces of the dry lakebed at El Mirage northeast of Los Angeles will also provide a unique contrast.

“The best of the best can drive anything, anywhere, anytime – that is what we’re looking for in World’s Fastest Gamer,” competition founder and Millennial Esports President and CEO, Darren Cox said.

“Our head judge Juan Pablo Montoya is an excellent example of that – he won in Formula 1, NASCAR, IndyCar, and sportscars. Having that versatility and ability to different conditions is vital for a successful race career.

“We’ve been inspired by some of the greats of American racing – guys like Dan Gurney and AJ Foyt would race anything with wheels on it. That’s the spirit we’re looking to find this year’s World’s Fastest Gamer.”

In additional the real-world driving, the finalists will also do battle in key esports races in spectacular venues across California including downtown Los Angeles and San Francisco.

“Simply being fast at your chosen game isn’t going to be good enough,” Montoya said.

“These gamers will go through the most intense development programme ever seen in esports. The pressure will be intense, but it will be nothing like competing next year at the Spa 24 Hour in Belgium – they could be on track at 3 am with 70 other cars in the pouring rain at nearly 300km/h – that is pressure!

“Who is going to be the best man for the job? The ‘California Dreaming’ tour will end up being a nightmare for some of these gamers.”

As part of the search to find the most suitable candidate, finalists will be tested on their fitness, mental aptitude, problem-solving ability, leadership skills, and engineering intelligence.

“The World’s Fastest Gamer entrants are going to face some unique challenges off track. Places like Big Sur and Yosemite National Park are great tourist destinations, but this will be no holiday,” inaugural World’s Fastest Gamer winner, Rudy van Buren said.

“Our fitness team includes the guys from Formula Medicine who look after Formula 1 teams and drivers. Most people will remember these locations for the amazing sights, but our finalists will remember Big Sur and Yosemite for the sheer exhaustion and the incredible determination they had to show to get through it.”

This year’s World’s Fastest Gamer programme will again be featured in a documentary series shown globally. The first series of World’s Fastest Gamer was watched by millions online and reached 400 million households with broadcasters including ESPN, CNBC, Sky and Fox.

Watch the video at: https://youtu.be/2wESW_6DUtU

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC is revolutionizing esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in gaming and esports.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact

Gavin Davidson

gdavidson@millennialesports.com

705.446.6630